May 11, 2011

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549
Attn: Brandon Hill

Re: Steele Resources Corporation
       Form 10-K for FY 2010
       Filed March 31, 2011
       File No 000-53474

Dear Mr. Hill:

Steele Resources Corporation (“SRC”) is in receipt of your letter dated April 26, 2011 providing Staff comments on SRC’s 2010 Form 10-K. In your letter you request a response to be submitted within 10 business days. In light of the fact that SRC is currently involved in preparing the next amendment to its S-1 Registration Statement and is finishing its Form 10-Q for the quarter ended March 31, 2011, SRC requests an extension of time to respond the Staff’s comments to the Form 10-K until May 19, 2011.

Your prompt consideration of this matter is appreciated.

Sincerely,

/s/ David Bridgeford

David Bridgeford
Chief Financial Officer

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225